UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company Corporate

Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3; NYSE: LINX) in compliance with the provisions of Article 157, Paragraph 4 of Law no. 6,404, of December 15, 1976, as amended and in effect (“Brazilian Corporate Law”), and CVM Instruction no. 358, of January 3, 2002, as amended, hereby announces the acquisition of the totality of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda and Diamante Serviços Digitais Ltda (“PinPag”), through the execution, today, of the Purchase and Sale Agreement between the sellers and Linx Pay Meios de Pagamento Ltda. (“Linx Pay”), an indirect subsidiary of Linx S.A.

Founded in 2006, PinPag is fintech specialized in means of payment and offers customized and disruptive installment solutions for retailers. PinPag's gross revenue for 2019 was BRL 68.5 million.

For the acquisition, Linx will pay a total of BRL 135.0 million in cash and, additionally, subject to the achievement of financial and operational targets for the years between 2021 and 2022, it will pay the amount of up to BRL 65.0 million.

The acquisition of PinPag is another step by Linx to reinforce the cross selling strategy of financial services for its verticals, especially for DMS (car dealership management). In addition, the rationale is to strengthen the financial services (Linx Pay Hub) portfolio for the base of 17,000 PinPag customers, representing a great growth opportunity for Linx.

The acquisition was approved by the Company´s Board of Directors on the date of the Contract signing, pursuant to article 23, item (xxvii) of the Company's Bylaws, with approval Shareholders´ Meeting being waived, since this acquisition is not covered by the article 256 of the Brazilian Corporate Law.

São Paulo, January 30, 2020.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2020

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer